Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on April 28, 2023 (the “2023 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the 2023 Form 20-F under the section titled “Risk Factors” and in other parts of the 2023 Form 20-F. Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

We are a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and (ii) the co-development of a novel molecular-based rapid pathogen identification and detection diagnostics technology with Accelerate Technologies Pte Ltd, commercialization arm of the Singapore’s Agency for Science, Technology and Research.

Based on our evaluation of preliminary data and our consideration of a number of factors including substantial unmet needs, benefits over existing therapies, potential market size, competition in market, the Company decides how to prioritize its resources among projects. Overall, our rationale for selecting Lead Projects is not based on any mechanical formula or rigid selection criteria, but instead focused on a combination of the factors and individual attributes of the Lead Projects themselves.

Our current business consists of “therapeutics” and “non-therapeutics” segments. However, our focus is on the therapeutics segments.

Our goal is to develop a broad range of novel and repurposed therapeutics and diagnostics technology across a wide range of disease/therapeutic areas. Key components of our strategy for achieving this goal include:

●	Developing therapeutic and diagnostic innovations across a wide range of disease/therapeutic areas;

●	Selectively expanding our portfolio with potential products that may be able to attain orphan drug designation and/or satisfy current unmet medical needs;

●	Collaborating with leading academic institutions and CROs;

●	Expanding our in-house pharmaceutical development center;

●	Leveraging our management’s expertise, experience and commercial networks;

●	Obtaining and leveraging government grants to fund project development.

We have devoted a substantial portion of the proceeds from our offerings to our Lead Projects. Our Lead Projects are ALS-4, SACT-1 and PathsDx. In March 2023, we announced that we have completed Pre-IND Discussions with the US Food and Drug Administration (“US FDA”). The Pre-IND discussions with US FDA focused on overall development plan in preparation for the IND application of ALS-4 that will initially target Acute Bacterial Skin and Skin Structure Infections (ABSSSI). With the positive feedback on the overall development strategy from the US FDA, Aptorum is now proceeding towards the IND submission of ALS-4. In June 2023, we announced that we have submitted the relevant Phase 1b/2a clinical trial protocol of SACT-1 to US FDA. We also processing clinical validation of our molecular based PathsDx and will continue to undergo validations during 2023, in parallel with its pre-commercialization process in 2023.

In May 2023, our subsidiary, Aptorum Therapeutics Limited (“ATL”), a company incorporated under the laws of Grand Cayman Islands entered into a non-binding Letter of Intent and Term Sheet (“Term Sheet”) to merge (“Transaction”) its 100% subsidiary, Paths Innovation Limited and its underlying business (collectively “PathsDx Group”) with Universal Sequencing Technology Corporation (“UST”), a San Diego and Boston based US company dedicated to the development and commercialization of advanced proprietary DNA sequencing technologies. Paths Innovation Limited currently holds, through its majority owned subsidiary Paths Diagnostics Pte. Limited, the PathsDx technology – a liquid biopsy NGS based technology for the diagnostics of infectious diseases. As consideration of the transaction upon closing, ATL will become a shareholder of the combined company. The transaction and other ancillary distributions, where relevant, remain subject to, among other matters, the execution of a mutually agreeable definitive agreement, completion of due diligence and subject to several conditions including, but not limited to, director and shareholder approvals.

In June 2023, we entered into securities purchase agreements to sell $3,000,000 unsecured convertible notes to 4 investors (the “June 23 Notes”). All the June 23 Notes were subsequently converted into an aggregate of 1,000,000 Class A Ordinary Shares, par value $0.00001 per share.

In September 2023, we entered into a securities purchase agreement to sell a $3,000,000 unsecured convertible note (“Sep 23 Note”) to Jurchen Investment Corporation, our largest shareholder. The Sep 23 Note is convertible into our Class A Ordinary Shares, and have a maturity date that is 24 months from the issuance date, although upon such date the investor has the right to extend the term of the Note for twelve (12) months or more or such term subject to mutual consent. The Sep 23 Note has an interest rate of 6% per annum and a conversion price of $2.42 per share. The Sep 23 Note is secured by a first priority lien and security interest on certain shares that we own (“Collateral”). Upon our disposal of all or a portion of the Collateral, the investor has the right, to request that we prepay the then-remaining outstanding balance of the Sep 23 Note, in part or in full and we can make that payment in cash or in shares.

Factors Affecting our Results of Operations

Research and Development Expenses

We believe our ability to successfully develop innovative drug candidates will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Creating high quality global first-in-class or best-in-class drug candidates requires significant investment of resources over a prolonged period of time. As a result of this commitment, our pipeline of drug candidates has been steadily advancing.

Our drug candidates are still in development, and we have incurred and will continue to incur significant research and development costs for pre-clinical studies and clinical trials. We expect that our research and development expenses may significantly increase in future periods in line with the advancement and expansion of the development of our drug candidates.

We have been able to fund the research and development expenses for our drug candidates through a range of sources, including the proceeds raised from our public offering and follow-on offerings on Nasdaq, private placement to other investors and line of credit facilities from shareholders, related parties and banks.

This diversified approach to funding allows us to not depend on any one method of funding for our research and development activities, thereby reducing the risk that sufficient financing will be unavailable as we continue to accelerate the development of our drug candidates.

RESULTS OF OPERATION

COVID-19 Uncertainty

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic.

The coronavirus pandemic continues to have global impacts on workforces, economies, and financial markets. It is not possible for the Company to predict the duration or magnitude of any adverse effects that the pandemic may have on the Company's business or ability to raise funds. As of the date of this Form 6-K, COVID-19 has had minimal impact on the Company's ability to conduct its operations but may impact the Company's ability to raise funding should restrictions related to COVID-19 be expanded in scope.

For the six months ended June 30, 2023 and 2022

The following table summarizes our results of operations for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Revenue
Healthcare services income	$431,378	$527,462

Operating expenses
Cost of healthcare services	(426,063)	(529,991)
Research and development expenses	(3,212,366)	(4,509,303)
General and administrative fees	(1,263,019)	(2,400,418)
Legal and professional fees	(1,738,566)	(1,356,164)
Other operating expenses	(330,212)	(183,104)
Total operating expenses	(6,970,226)	(8,978,980)

Other (expenses) income
Loss on investments in marketable securities, net	(9,266)	(82,710)
Gain on non-marketable investments, net	-	5,588,078
Interest (expense) income, net	(93,478)	149,734
Sundry income	36,803	66,628
Total other (expenses) income, net	(65,941)	5,721,730

Net loss	(6,604,789)	(2,729,788)

Revenue

Healthcare services income was $431,378 and $527,462 for the six months ended June 30, 2023 and 2022, respectively, which related to the services income derived from the AML clinic. The decline in healthcare services income was attributed primarily to the strategic decision to suspend clinic services in the second quarter of 2023. This was done to reallocate resources towards the development of the Company's leading projects.

Cost of healthcare services

Cost of healthcare services was $426,063 and $529,991 for the six months ended June 30, 2023 and 2022, respectively, which related to the fixed and variable costs in providing healthcare services by AML clinic. The decline in cost of healthcare services was aligned with the decline in revenue when compared to last period.

Research and development expenses

Research and development expenses comprised of costs incurred related to research and development activities, including payroll expenses to our research and development staff, service fees to our consultants, advisory and contracted research organization, depreciation of laboratory equipment and amortization of licensed patents, sponsored research programs with various universities and research institutions and costs in acquiring IP rights which did not meet the criteria of capitalization under the U.S. GAAP. The following table sets forth a summary of our research and development expenses for the six months ended June 30, 2023 and 2022. As a consequence of exclusive emphasis on its lead projects and suspension of non-lead projects, there was a notable decrease in the utilization of external consultants and fully impairment of patents related to these non-lead projects. Moreover, the payroll expenses for research and development staff decreased as a result of the reversal of deferred cash bonus payables to employees and consultants during current period. The reversal was due to the Group’s agreements with employees and consultants to discharge the Group’s obligation to settle their outstanding deferred cash bonus payables from previous years in exchange of fully vested ordinary shares.

	For the six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Research and Development Expenses:
Consultation	$741,308	$2,491,870
Payroll expenses	360,169	659,749
Contracted research organizations	626,026	624,118
Amortization and depreciation	620,741	496,385
Sponsored research	14,733	4,808
Impairment loss on intangible assets	519,496	-
Other R&D expenses	329,893	232,373
Total Research and Development Expenses	3,212,366	4,509,303

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	(Unaudited)	(Unaudited)
R&D expenses by projects
ALS-4	$889,884	$2,268,676
SACT-1	239,642	1,433,440
PathsDx	1,125,029	7,648
Other projects	957,811	799,539
Total	$3,212,366	$4,509,303

General and administrative fees

The following table sets forth a summary of our general and administrative fees for the six months ended June 30, 2023 and 2022. The decrease in general and administrative fees was primary due to the reversal of deferred cash bonus payables to employees during current period. The reversal was due to the Group’s agreements with employees to discharge the Group’s obligation to settle their outstanding deferred cash bonus payables from previous years in exchange of fully vested ordinary shares.

	For the six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
General and Administrative Fees:
Payroll expenses	$592,030	$1,703,651
Rent and rates	156,299	135,558
Travelling expenses	38,025	77,385
Amortization and depreciation	49,907	86,321
Insurance	245,199	277,207
Advertising and marketing expenses	42,156	44,930
Other expenses	139,403	75,366
Total General and Administrative Fees	1,263,019	2,400,418

Legal and professional fees

For the six months ended June 30, 2023 and 2022, the legal and professional fees were $1,738,566 and $1,356,164, respectively. The increase was attributed mainly to several non-routine activities undertaken during current period, such as the implementation of a reverse stock split and amendments to the memorandum and articles of association. These exercises involved engaging legal and professional services beyond regular operations, resulting in an increase in associated fees.

Other operating expenses

For the six months ended June 30, 2023 and 2022, the other operating expenses were $330,212 and $183,104, respectively. The increase was primarily due to impairment losses of fixed assets during current period as a result of the strategic decision to suspend clinic services in the second quarter of 2023.

Other (expenses) income

The following table sets forth a summary of other (expenses) income for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Other (expenses) income:
Loss on investments in marketable securities, net	$(9,266)	$(82,710)
Gain on non-marketable investments, net	-	5,588,078
Interest (expense) income, net	(93,478)	149,734
Sundry income	36,803	66,628
Total other (expenses) income, net	(65,941)	5,721,730

Net loss attributable to Aptorum Group Limited

For the six months ended June 30, 2023 and 2022, net loss attributable to Aptorum Group Limited (excluding net loss attributable to non-controlling interests) was $5,487,104 and $1,885,252, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Group reported a net loss of $6,604,789 and net operating cash outflow of $6,193,088 for the six months ended June 30, 2023. In addition, the Group had an accumulated deficit of $70,824,179 as of June 30, 2023. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash, line of credit facility from related parties, bank loan, public offerings and convertible bonds. As of the date of issuance of the condensed consolidated financial statements, the Group has approximately $2.3 million of unrestricted cash or cash equivalents, and approximately $12 million of undrawn line of credit facility from a related party. In addition, the Group will need to maintain its operating costs at a level through strict cost control and budget to ensure operating costs will not exceed such aforementioned sources of funds to continue as a going concern for a period within 12 months after the issuance of its condensed consolidated financial statements.

The Group believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Group to meet current anticipated cash needs for at least the next 12 months after the date that the condensed consolidated financial statements are issued and the Group has prepared the condensed consolidated financial statements on a going concern basis. The Group may, however, need additional capital in the future to fund its continued operations. If the Group determine that its cash requirements exceed the amount of cash and cash equivalents the Group has at the time, the Group may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible debts would result in further dilution to its shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict its operations. The Group cannot assure that the financing will be available in amounts or on terms acceptable to the Group, if at all.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of June 30, 2023.

	Payment Due by Period (Unaudited)
	Total	less than one year	One to three years	Three to five years
	US$	US$	US$	US$
Operating lease commitments	538,151	306,823	231,328	-
Debt obligations	-	-	-	-
Finance lease	-	-	-	-
Total	538,151	306,823	231,328	-

Operating lease commitments

We have several operating leases for office, laboratories and clinic. Operating lease commitments reflect our obligation to make payments under these operating leases.

CONTINGENT PAYMENT OBLIGATIONS

As of June 30, 2023, we do not have any non-cancellable purchase commitments.

The Group has contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that we are required to pay up to different achievements of conditions and milestones for all the license agreements signed as of June 30, 2023 are as below:

Amount
(Unaudited)
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$222,564
From entering phase 1 to before first commercial sale	20,336,410
First commercial sale	14,282,051
Net sales amount more than certain threshold in a year	65,769,231
Subtotal	100,610,256

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	203,756

Total	$100,814,012

For the six months ended June 30, 2023 and 2022, the Group incurred $50,000 and $nil milestone payments respectively. For the six months ended June 30, 2023 and 2022, the Group did not incur any royalties or research and development funding.

CONDENSED SUMMARY OF OUR CASH FLOWS

	Six months ended June 30, 2023	Six months ended June 30, 2022
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(6,193,088)	$(6,913,290)
Net cash provided by investing activities	558,781	2,711,460
Net cash provided by financing activities	1,092,068	3,136,401
Net decrease in cash and restricted cash	(4,542,239)	(1,065,429)

For the six months ended June 30, 2023 and 2022

Operating activities

Net cash used in operating activities amounted to $6.2 million and $6.9 million for the six months ended June 30, 2023 and 2022, respectively. The net cash used in operating activities declined due to the implementation of stringent budgetary control measures, as a result of the Company's exclusive emphasis on its lead projects.

Investing activities

Net cash provided by investing activities amounted to $0.6 million and $2.7 million for the six months ended June 30, 2023 and 2022, respectively. The decrease in net cash provided by investing activities was due to the decrease in cash received from related parties for loan repayment by $2.4 million.

Financing activities

Net cash provided by financing activities amounted to $1.1 million and $3.1 million for the six months ended June 30, 2023 and 2022, respectively. The decrease in net cash inflow from financing activities was primarily a result of the repayment of a bank loan in the amount of $3.1 million and a decrease of $0.5 million in borrowed loans during the period. This decrease was partly offset by the proceeds generated from the issuance of shares through at-the-market offering, totaling $1.6 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.